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[LETTERHEAD OF BATTLE FOWLER LLP]


VIA ELECTRONIC SUBMISSION

May 18, 2000

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

     Re: Equity Focus Trusts Strategic Series 2000B 10A Portfolio - CIK No. 0001111743 Request for Withdrawal of Pre-Effective Pricing Amendment - Form 487 File No. 333-34712


Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, we hereby request, on behalf of the Registrant, withdrawal of the above-mentioned pre-effective pricing amendment filed with the commission on May 17, 2000 for Equity Focus Trusts Strategic Series 2000B 10A Portfolio - CIK No. 0001111743 (Accession
Number: 0000950130-00-002994).

     We are requesting withdrawal because the Registrant inadvertently transmitted the above-mentioned pre-effective pricing amendment - Form 487 using the wrong CIK/CCC codes. The filing has since been resubmitted properly for the Equity Focus Trust Citisector Series 2000-B - CIK No. 0001111597.


Sincerely,
Gary Rawitz, Esq.